Exhibit 21.1

Subsidiaries of Bitfarms Ltd.

Name of Subsidiary	State/Country of Organization
Backbone Hosting Solutions SAU	Argentina
Backbone Hosting Solutions Inc.	Canada
Backbone Hosting Solutions (USA) Inc.	Delaware
Backbone Mining Solutions LLC	Delaware
Backbone Sharon LLC	Delaware
HPC & AI Megacorp, Inc.	Delaware
Bitfarms Ltd. (Israel)	Israel
2873346 Ontario Inc.	Ontario
Bitfarms Paraguay Limited Partnership (operating under Bitfarms - Sucursal Paraguay)	Ontario
Backbone Hosting Solutions Paraguay SA	Paraguay
D&N Ingenieria SA	Paraguay
Zunz S.A.	Paraguay
9159-9290 Québec Inc. (operating under the name “Volta Électrique Inc.”)	Quebec
Orion Constellation Technologies Inc.	Quebec